EMPLOYMENT AGREEMENT

THIS AGREEMENT made effective as of August 1, 2012.

BETWEEN:

ARGENTEX MINING CORPORATION
(the “Company”)

AND:

MICHAEL JAMES PATERSON BROWN
(the “Executive”)

RECITALS:

A. The Company is engaged in the business of exploring and acquiring mineral resource properties in Argentina and Canada, and is seeking a Chief Executive Officer who will be located initially in Vancouver, British Columbia and then in Buenos Aries, Argentina; and

B. The Executive has accepted the Company’s offer of employment on the terms set out in this Agreement.

IN CONSIDERATION of the mutual promises of the parties, the parties covenant and agree as follows:

1. DEFINITIONS

1.1 Definitions. For the purposes of this Agreement, the following terms shall have the following meanings, respectively:

(a)	“Agreement” means this Agreement and all schedules and amendments hereto.

(b)

“Approved Holder” means any person or group of persons acting in concert which as of the date of this Agreement hold, directly or indirectly, a sufficient number of the outstanding Voting Shares to affect materially the control of the Company.

(c)	“Base Salary” has the meaning attributed in Section 3.1(a) of this Agreement.

(d)	“Board” means the board of directors of the Company.

(e)	“Change of Control Event” means the occurrence of any one of the events set out below:

(i)

an acquisition, directly or indirectly, of voting shares of the Company (including securities of the Company which on conversion will become voting shares) by any person or group of persons acting in concert (other than an Approved Holder) such that such person or group of persons are able for the first time to affect materially the control of the Company;

(ii)

a merger, amalgamation, or consolidation of the Company with or into another entity, or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after are owned by persons who were not stockholders of the Company immediately prior to such merger, amalgamation, consolidation or reorganization;

	(iii)	the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not incumbent directors;

(iv)

a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a wholly owned subsidiary of the Company, or an Approved Holder) for more than 50% of the issued and outstanding Common Shares; or

	(v)	the sale, transfer or other disposition by the Company of all or substantially all of the assets of the Company.

An event shall not constitute a Change of Control Event if its sole purpose is to change the jurisdiction of the Company or to create a holding company, partnership or trust that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such event. Additionally, a Change of Control Event will not be deemed to have occurred, with respect to the Executive, if the Executive is part of a purchasing group that consummates the Change of Control Event.

(f)	“Change of Control Period” means a 12 month period beginning 6 months before the date the Change of Control Event occurs, and ending on the 6 month anniversary of the Change of Control Event.

(g)	“Common Shares” means the common shares of the Company.

(h)

“Confidential Information” means information, whether or not originated by the Executive, that relates to the business or affairs of the Company, its affiliates, clients or suppliers, as well as information provided to the Company by third parties which the Company is required to keep confidential. Confidential Information includes, but is not limited to, the following types of confidential information and other proprietary information of a similar nature (whether or not reduced to writing or designated or marked as confidential):

	(i)	financial information, forecasts and projections, strategic plans, business opportunities, purchasing and internal cost information, and the manner and method of conducting the Company’s business;

(ii)

information, studies, reports and other documents, including without limitation, plans, surveys, drill records, assay maps, technical and proprietary information, operational manuals and know-how relating to the exploration, development and extraction of minerals from the properties and projects that the Company owns, is investigating for possible acquisition or investment;

(iii)

information relating to Developments prior to any public disclosure thereof, including but not limited to, the nature of the Developments, production data, technical and engineering data, test data and test results, the status and details of research and development of products and services, and information regarding acquiring, protecting, enforcing and licensing proprietary rights (including patents, copyrights and trade secrets);

(iv)	personal and contact information about the Company’s employees and contractors, vendor names and other vendor information;

(v)

marketing and development plans, price and cost data, price and fee amounts, pricing and billing policies, quoting procedures, marketing techniques and methods of obtaining business, forecasts and forecast assumptions and volumes, current and prospective client lists, and future plans and potential strategies of the Company that have been or are being discussed; and

(vi)	all information that becomes known to the Executive as a result of employment that the Executive, acting reasonably, believes is Confidential Information or that the Company takes measures to protect.

Confidential Information does not include:

(vii)

the general skills and experience gained during the Executive’s employment or engagement with the Company that the Executive could reasonably have been expected to acquire in similar employment or engagements with other companies;

(viii)	information publicly known without breach of this Agreement or similar agreements; or

(ix)

information, the disclosure of which is required to be made by any law, regulation or governmental authority (to the extent of the requirement), provided that before disclosure is made, notice of the requirement (and the extent of the requirement) is provided to the Company (to the extent reasonably possible in the circumstances), and the Company is afforded an opportunity to dispute the requirement.

(i)	“Date of Termination” means the date of termination of this Agreement.

(j)

“Developments” means all discoveries, inventions, designs, works of authorship, improvements and ideas (whether or not patentable or copyrightable) and legally recognized proprietary rights (including, but not limited to, patents, copyrights, trademarks, topographies, know-how and trade secrets), and all records and copies of records relating to the foregoing, that:

	(i)	result or derive from the Executive’s employment or from the Executive’s knowledge or use of Confidential Information;

	(ii)	are conceived or made by the Executive (individually or in collaboration with others) during the term of the Executive’s employment by the Company;

	(iii)	result from or derive from the use or application of the resources of the Company or its affiliates; or

	(iv)	relate to the business operations of the Company or to actual or demonstrably anticipated research and development by the Company or its affiliates.

(k)	“Effective Date” means August 1st, 2012.

(l)	“Employee Benefits” has the meaning attributed in Section 4.1 of this Agreement.

(m)	“Good Reason” means the occurrence of any of the following events without the express written consent of the Executive:

(i)

any material adverse change (except temporarily during any period of physical or mental incapacity or disability of the Executive) in the Executive’s status, position, authority, or duties and responsibilities with the Company; or

(ii)

any material reduction of the Executive’s Base Salary, or material reduction in the Executive’s incentive compensation or other benefit programs unless the Company’s other officers are similarly treated years.

(n)	“Just Cause” includes, but is not limited to:

	(i)	the Executive’s failure to properly discharge his lawful duties, or any material breach or non-observance by the Executive of any material provision of this Agreement;

	(ii)	the Executive’s conviction for any crime respecting the property of the Company, or which calls into question the Executive’s personal honesty;

(iii)

any material breach by the Executive of his obligations under the Company’s code of conduct or any policies or procedures adopted by the Company from time to time, and disseminated to employees in accordance with the Company’s normal practice, provided that such conduct would amount to just cause as a matter of common law;

(iv)

any breach by the Executive of the fiduciary duties normally owed by a Chief Executive Officer of a Company including the duty to avoid conflicts of interest, and to act honestly and in good faith with a view to the best interests of the Company;

	(v)	any other material breach of this Agreement by the Executive; or

	(vi)	just cause as that term is defined by the common law applicable in British Columbia.

(o)	“Stock Options” has the meaning attributed to it in Section 3.1(c) of this Agreement.

2. TERMS AND CONDITIONS OF EMPLOYMENT

2.1 Position. The Company and the Executive agree that as of the Effective Date, the Company will employ the Executive on the terms and conditions set out in this Agreement. The Executive shall perform such duties as are regularly and customarily performed by the Chief Executive Officer (“CEO”) of a public company, which shall include, by way of example and not in limitation, the duties set forth in Schedule “A”. The Executive agrees that in addition to the role of CEO, the Executive will perform other related positions or duties of senior capacity as the Board may from time to time reasonably require. The Executive shall always act in accordance with any reasonable decisions of and obey and carry out all lawful and reasonable orders given to him by the Board.

2.2 Reporting. The Executive shall:

(a)	report to the Board and take direction from the Board by resolution, and in the absence of, or pending a resolution of the Board on any matter, take direction from the Chair of the Board; and

(b)	ensure that all contracts and similar arrangements of the Company shall be approved and signed in accordance with the signing authorities authorized by the Board from time to time.

2.3 Term. Employment of the Executive by the Company is for an indefinite term and will commence on the Effective Date and continue until such time as this Agreement is terminated in accordance with Section 6.

2.4 Location. The Executive’s employment will be based in the Company’s offices in Vancouver, British Columbia until approximately December 31, 2013. Thereafter, if it is determined to be in the best interest of the Company (as approved by the Board) that the Company’s CEO be located in Argentina, then the Executive will be transferred to Buenos Aries, Argentina. The Executive understands that he may be required to travel regularly in order to fulfill his duties as CEO of the Company.

2.5 Full Time and Efforts. Unless prevented by ill health, or physical or mental disability or impairment, the Executive shall, during the term hereof, devote his full time, effort, care and attention to his duties set out in this Agreement and to the business of the Company in order to properly discharge his duties hereunder and the Executive shall not be employed or associated with any other business venture without the written consent of the Board.

2.6 Fiduciary Role. The Executive acknowledges that as the CEO of the Company, he is an officer of the Company, occupies a position of fiduciary trust and confidence, and as a fiduciary, he will develop and acquire wide experience and knowledge with respect to all aspects in which the Company’s business is conducted. The Executive agrees to serve the Company in a manner which is consistent with the fiduciary duties owed to the Company. Without limiting the generality of the foregoing, the Executive shall observe the highest standards of loyalty, good faith, and avoidance of conflicts of duty and self-interest.

3. COMPENSATION

3.1 Compensation. During the Initial Term and any Renewal Terms in effect in which compensation has not been amended, the Company shall pay and provide the following compensation to the Executive:

(a)	Base Salary. The Company will pay the Executive a Base Salary of $250,000 per annum effective August 1, 2012.

(b)

Performance Bonus. The Executive shall be eligible to earn an annual bonus of up to 50% of the Executive’s Base Salary each fiscal year (the “Performance Bonus”) by achieving annual targets mutually agreed to by the Board and the Executive. The Performance Bonus the Executive is eligible to earn for F2012 will be 50% of the Performance Bonus to account for August 1, 2012 start date of the Executive’s employment with the Company. The calculation and amount of all Performance Bonuses to be awarded to the Executive will be subject to the Board’s approval.

(c)

Equity Compensation – Stock Options. Subject to compliance with all applicable laws and the rules of any quotation system or stock exchange on which the Common Shares are listed, the Company will grant to the Executive options to purchase one million Common Shares (“Stock Options”) on the following terms:

	(i)	the exercise price for the Stock Options will be the closing price for Common Shares on the TSX Venture Exchange on the date granted;

(ii)

500,000 of the Options will be granted on August 1, 2012, or as soon thereafter as is reasonably practicable and in compliance with applicable law or regulation, including the Policies of the TSX Venture Exchange;

(iii)

the balance of the Stock Options will be granted as soon as reasonably practicable following shareholder approval of the Company’s newly adopted 2012 stock option plan and the approval thereof by the TSX Venture Exchange;

(iv)

the Stock Options will vest in four equal quarterly installments, with the first installment vesting on the first day of the first fiscal quarter following the date of grant and each subsequent installment vesting on the first day of each fiscal quarter thereafter;

(v)	vested Stock Options may be exercised for up to 3 years from the grant date; and

(vi)

the Stock Options will be subject to the terms of the Company’s stock option plan and its standard form of stock option agreement. In the event of a conflict between the terms of this Agreement and the terms of the Company’s stock option plan or its standard form of stock option agreement, the terms of the stock option plan shall control and, where the stock option plan is silent, the terms of the standard form of stock option agreement shall control.

3.2 All compensation payable to the Executive pursuant to this Article 3 or otherwise under this Agreement will be payable in accordance with the Company’s normal payroll practices, as applicable, and will be subject to all statutory deductions that the Company is required to make and remit.

3.3 The Executive will be responsible to pay for all federal, provincial and local taxes assessed in Canada on any income received from the Executive under this Agreement, which are over and above the amounts that were deducted and remitted on the Executive’s behalf by the Company. If the Executive is transferred to Argentina, the Company and Executive will review the Executive’s compensation to ensure that it is structured and paid in a tax efficient manner.

4. EMPLOYEE BENEFITS & PERQUISITES

4.1 Employee Benefits. Until the Company implements an employee benefits plan, the Company will reimburse the Executive up to a maximum of $6,000 per year, for out of pocket costs to purchase BC MSP medical insurance, extended health, dental and term life insurance for the Executive and the Executive’s dependents.

4.2 Relocation Allowance. The Executive will be reimbursed for all reasonable relocation costs and related expenses actually and properly incurred by the Executive in connection with relocating his household effects:

(a)	from Toronto, Ontario to Vancouver, British Columbia, and

(b)	from Vancouver, British Columbia to Buenos Aires, Argentina if such relocation is approved in accordance with section 2.4.

For all such relocation expenses, the Executive will be required to keep proper accounts and to furnish statements and vouchers to the Company within 30 days after the date the expenses are incurred.

4.3 Temporary Accommodation Reimbursement. The Company will reimburse the Executive for reasonable costs incurred up to February 28, 2012 for temporary accommodation for the Executive and his family, while the Executive seeks permanent accommodation in in Metro Vancouver.

4.4 Vacation. The Executive shall be entitled to four (4) weeks’ paid vacation each year, which is to be taken at such time or times as the Executive may select and the Board may reasonably approve having regard to the business affairs and operations of the Company.

4.5 Expenses. The Company will reimburse the Executive for reasonable expenses incurred by him in the performance of his duties and responsibilities hereunder, which expenses will be verified in writing at least monthly by the Executive.

5. CONFIDENTIAL INFORMATION AND DEVELOPMENTS

5.1 Confidential Information.

(a)

All Confidential Information, whether developed by the Executive while employed by the Company, or by others employed or engaged by or associated with the Company or its affiliates or clients, is the exclusive and confidential property of the Company or its affiliates or clients, as the case may be, and will at all times be regarded, treated and protected as such, as provided in this Agreement.

(b)

At all times during and subsequent to the Executive’s employment with the Company, the Executive will not disclose Confidential Information to any person (other than as necessary in carrying out the Executive’s duties on behalf of the Company) without first obtaining the Company’s consent, and the Executive will take all reasonable precautions to prevent inadvertent disclosure of any Confidential Information.

(c)

At all times during and subsequent to the Executive’s employment with the Company, the Executive will not use, copy, transfer or destroy any Confidential Information (other than as necessary in carrying out the Executive’s duties on behalf of the Company) without first obtaining the Company’s consent and the Executive will take all reasonable precautions to prevent inadvertent use, copying, transfer or destruction of any Confidential Information. This prohibition includes, but is not limited to, licensing or otherwise exploiting, directly or indirectly, any products or services that embody or are derived from Confidential Information or exercising judgment or performing analysis based upon knowledge of Confidential Information.

(d)

Within two (2) business days after the termination of the Executive’s employment for any reason, the Executive will promptly deliver to the Company all property of or belonging to or administered by the Company including without limitation all Confidential Information that is embodied in any form, whether in hard copy or on electronic media, and that is within the Executive’s possession or under the Executive’s control.

5.2 Intellectual Property.

(a)

All Developments will be the exclusive property of the Company and the Company will have sole discretion to deal with Developments. The Executive agrees that no intellectual property rights in the Developments are or will be retained by him. For greater certainty, all work done during the term of employment by the Executive for the Company or its affiliates is the sole property of the Company or its affiliates, as the case may be, as the first author for copyright purposes and in respect of which all copyright will vest in the Company or the relevant affiliate, as the case may be. In consideration of the benefits to be received by the Executive under the terms of this Agreement, the Executive hereby irrevocably sells, assigns and transfers and agrees in the future to sell, assign and transfer all right, title and interest in and to the Developments and intellectual property rights therein including, without limitation, all patents, copyright, industrial design, circuit topography and trademarks, and any goodwill associated therewith in Canada and worldwide to the Company and the Executive will hold all the benefits of the rights, title and interest mentioned above in trust for the Company prior to the assignment to the Company.

(b)

The Executive will do all further things that may be reasonably necessary or desirable in order to give full effect to the foregoing. If the Executive’s cooperation is required in order for the Company to obtain or enforce legal protection of the Developments following the termination of the Executive’s employment, the Executive will provide that cooperation so long as the Company pays to the Executive reasonable compensation for the Executive’s time at a rate to be agreed between the Executive and the Company.

5.3 Post-employment Fiduciary Duties. The Executive is an officer and fiduciary of the Company and accordingly, the Executive understands that he has common law obligations not to

(a)	compete unfairly with the Company after the termination of his employment (for any reason) with the Company;

(b)

appropriate for his own or third parties’ benefit, any of the Company’s business opportunities that the Executive learned of or was working on while employed by the Company (unless the Company consents in writing, which consent may be unreasonably withheld); nor

(c)

solicit those employees or contractors of the Company who were employed or working for the Company at the time of the Executive’s termination, for the purpose of inducing them to terminate their employment or contract with the Company.

5.4 Consent to Enforcement. The Executive confirms that all restrictions in sections 5.1, 5.2, and 5.3 are reasonable and valid and any defences to the strict enforcement thereof by the Company are waived by the Executive. Without limiting the generality of the foregoing, the Executive hereby consents to an injunction being granted by a court of competent jurisdiction in the event that the Executive is in breach of any of the provisions stipulated in sections 5.1, 5.2 and 5.3. The Executive hereby expressly acknowledges and agrees that injunctive relief is an appropriate and fair remedy in the event of a breach of any of the said provisions.

5.5 The Executive’s obligations under each of sections 5.1, 5.2, and 5.3 are to remain in effect in accordance with each of their terms and will exist and continue in full force and effect despite any breach or repudiation, or alleged breach or repudiation, of this Agreement, the Executive’s wrongful dismissal by the Company or the termination of this Agreement for any reason.

6. TERMINATION

6.1 Resignation. The Executive may resign his employment by providing 90 days prior written notice to the Company, which notice may be waived by the Company in its sole discretion. If the Company waives all or part of the Executive’s notice of resignation, the Company will pay the Executive an amount equal to the Base Salary for the balance of the notice period given by the Executive.

6.2 Termination for Just Cause. The Company may terminate the Executive’s employment for Just Cause at any time by delivering to the Executive written notice of termination. In the event that the Executive’s employment with the Company is terminated by the Company for Just Cause, the Executive shall not be entitled to any additional payments or benefits hereunder, other than for Base Salary earned up to the Date of Termination, excluding any Performance Bonus.

6.3 Termination by the Executive for Good Reason & Termination by the Company Other than for Just Cause.

(a)

The Executive may terminate his employment with the Company for Good Reason, at any time within 60 days after the date the Executive has given written notice to the Board of the alleged “Good Reason” and provided that the Company has failed to cure such event or situation.

(b)	The Company may terminate the Executive’s employment at any time for other than Just Cause by delivering to the Executive written notice of termination.

(c)	If the Executive’s employment with the Company is terminated pursuant to section 6.3(a) or 6.3(b), then the Company shall

(i) pay the Executive severance in an amount equal to 9 months Base Salary plus one additional month Base Salary for each full year of service after the Effective Date, up to a maximum of 18 months; and

(ii)

reimburse the Executive for any out of pocket expenses incurred to replace and/or maintain the benefits referred to in section 4.1 (or their equivalent) for the duration of the severance period inferred in sub-section 6.3(c)(i) (i.e. 9 months plus one additional month for each full year of service up to a maximum of 18 months).

(d)

The severance amount calculated pursuant to Section 6.3(c) will be subject to statutory deductions and will be payable in a lump sum. This severance payment will also be in lieu of, not in addition to, the notice of termination required by the BC Employment Standards Act, or any similar legislation triggered by the termination of this Agreement.

(e)

If the Executive is terminated pursuant to this section 6.3 any Stock Options granted to the Executive which have not vested shall vest immediately and be immediately exercisable subject to the terms of the Company’s Stock Option Agreement that was in existence at the time the Stock Options were awarded to the Executive.

6.4 Termination During a Change of Control Period. If a Change of Control Event occurs, and the Executive’s employment is terminated for any reason during the Change of Control Period (excluding termination for Just Cause), or the Executive terminates his employment for Good Reason during the Change of Control Period, the Company will pay the Executive two times the severance amount that is payable to the Executive pursuant to section 6.3(c)(i) ..

In addition, any unvested Stock Options will immediately vest if the Executive’s employment is terminated during a Change of Control Period.

6.5 Fair and Reasonable Provisions. The Company and Executive acknowledge and agree that the provisions of section 6.3 regarding further payments of the Base Salary, Performance Bonus and other bonuses, and the vesting of the Stock Options, if any, and other option or equity grants, constitute fair and reasonable provisions for the consequences of such termination, and such payments and benefits shall not be limited or reduced by amounts the Executive might earn or be able to earn from any other employment or ventures during the remainder of the agreed term of this Agreement.

6.6 Deemed Resignation as Director and/or Officer. Unless otherwise agreed to by the Company, the Executive will be deemed to have resigned from all offices and directorships for the Company and its affiliates effective on the last date of his employment with the Company.

7. GENERAL

7.1 Indemnification. The Company hereby covenants and agrees that if the Executive is made a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative of any nature whatsoever by reason of, or as a result of, the fact that he is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a trustee, director, officer, member, employee or agent of another Company, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, the Executive shall be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company’s constating documents or, if greater, as required by applicable federal, state or provincial legislation, against all costs, expenses, liability and losses of any nature whatsoever (including, without limitation, lawyer’s fees, judgments, fines, interest, taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Executive in connection therewith (collectively the “Indemnification Amounts”), and such indemnification shall continue as to the Executive even if he has ceased to be a director, officer, member, employee or agent of the Company and shall inure to the benefit of the Executive the Indemnification Amounts incurred, or reasonably estimated to be incurred, by him immediately upon receipt by the Company of a written request for such advance.

7.2 Liability Insurance. The Company shall obtain third party liability insurance for the Executive (including directors and officers liability insurance if applicable) insuring the Executive for any claims arising from the negligent acts or omissions of the Executive or the Company during the period the Executive was employed by the Company.

7.3 Authorization. The Company represents and warrants that it is fully authorized and empowered to enter into this Agreement and perform its obligations hereunder, and that performance of this Agreement will not violate any agreement between the Company and any other person, firm or organization nor breach any provisions of its constating documents or governing legislation.

7.4 Obligations Continue. The Executive’s obligations under section 5 are to remain in full force and effect notwithstanding termination of this Agreement for any reason.

7.5 Amendment or Waiver. No provision in this Agreement may be amended unless such amendment is agreed to in writing and signed by the Executive and an authorized officer of the Company. No waiver by either party hereto of any breach by the other party hereto of any condition or provision contained in this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time. Any waiver must be in writing and signed by the Executive or an authorized officer of the Company, as the case may be.

7.6 Compliance with Policies and Laws. The Executive agrees to abide by all the Company’s policies and procedures, including without limitation, the Company’s code of conduct. The Executive also agrees to abide by all laws applicable to the Company, in each jurisdiction that it does business, including without limitation securities laws, regulations governing publicly traded companies and the rules of any stock exchange on which the Common Shares are listed from time-to-time.

7.7 Governing Law and Venue. This Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable thereto. Each of the parties hereby irrevocably attorns to the jurisdiction of the Supreme Court of British Columbia with respect to any disputes arising out of this Agreement.

7.8 Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be properly given if delivered or faxed addressed as follows:

(a)	the Company: Suite 835, 1100 Melville Street, Vancouver, BC V6E 4A6, and

(b)

the Executive: to the last address of the Executive in the records of the Company and its subsidiaries or to such other address as the parties may from time to time specify by notice given in accordance herewith.

Any notice so given shall be conclusively deemed to have been given or made on the day of delivery, if delivered, or if faxed, upon the date shown on the delivery receipt recorded by the sending facsimile machine.

7.9 Severability. If any provision contained herein is determined to be void or unenforceable for any reason, in whole or in part, it shall not be deemed to affect or impair the validity of any other provision contained herein and the remaining provisions shall remain in full force and effect to the fullest extent permissible by law.

7.10 Entire Agreement. This Agreement contains the entire understanding and agreement between the parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the parties with respect thereto.

7.11 Currency. Unless otherwise specified herein all references to dollar or dollars are references to Canadian dollars.

7.12 Further Assurances. Each of the Executive and the Company will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents and things as the Executive or the Company may require for the purposes of giving effect to this Agreement.

7.13 Counterparts/Facsimile Execution. This Agreement may be executed in several parts in the same form and such parts as so executed shall together constitute one original document, and such parts, if more than one, shall be read together and construed as if all the signing parties had executed one copy of the said Agreement.

INTENDING TO BE LEGALLY BOUND, the parties have executed this Agreement as of the date first above written.

ARGENTEX MINING CORPORATION

/s/Michael Brown
Per:	/s/Jenna Hardy	MICHAEL JAMES PATERSON
	Authorized Signatory	BROWN

SCHEDULE “A”

CHIEF EXECUTIVE OFFICER POSITION DESCRIPTION

The Chief Executive Officer is the most senior executive decision making authority on matters of governance, finance, operations and regulatory compliance for the Company, excluding those decisions which are reserved for the Company’s Board of Directors. The CEO is accountable for, and has responsibility for the following:

(a)	the Company’s overall financial, strategic, regulatory and operational matters;

(b)	supervision of investor relations and corporate information dissemination and ensuring that the Company is in compliance with all laws and regulations;

(c)	preparation and execution of long term and yearly business plans and budgets, corporate strategies, policies and programs for approval by the Board;

(d)	hiring and firing of employees and ensuring that the Company has succession plans in place;

(e)

providing leadership on all of the Company’s operations including without limitation, compliance with the Companies policies and laws (particularly with respect to safety and environmental compliance); and

(f)	performance of such other duties consistent with the Executive’s position which the Board shall, from time to time, reasonably direct.